March 29, 2022

Via Edgar Only

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Iveda Solutions, Inc.
Registration Statement on Form S-1
Filed on December 30, 2021
File No. 333-261963

To Whom It May Concern:

Please be advised that the undersigned is the duly elected Chief Executive Officer of Iveda Solutions, Inc. (the “Registrant”).

Having been advised that the Commission has no further comments to the Registrant’s Registration Statement on Form S-1 (File No. 333-261963) originally filed on December 30, 2021, as amended (the “Registration Statement”), the Registrant hereby requests acceleration of the effective date of the Registration Statement to Thursday, March 31, 2022 at 5:00 p.m., or as soon thereafter as practicable.

Please contact Peter Campitiello, Esq. at McCarter & English, LLP at (732) 867-9741 with any questions you may have regarding this request. In addition, please notify Mr. Campitiello by telephone when this request for acceleration has been granted.

Very truly yours,

/s/ David Ly

David Ly

Chief Executive Officer